SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2017

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Delegación Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

América Móvil’s first quarter of
2017 financial and operating report

Mexico City, April 25, 2017 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the first quarter of 2017.

  First quarter revenues were up 18.5% year-on-year in Mexican peso terms to 264 billion pesos, with EBITDA rising 15.8% to 72 billion pesos. At 27.1%, the EBITDA margin was slightly lower, 0.6 percentage points, than a year before.

  At constant exchange rates service revenues were up 3.1% continuing their trend of steady sequential improvements seen since the second quarter of 2016. Although Mexico and Colombia made important contributions in this recovery, it was broad based.

  EBITDA posted a 1.5% year-on-year increase at constant exchange rates—the first in eight quarters—representing a significant swing from the 8.1% decrease observed in the prior quarter. Mexico, Brazil, Colombia and Peru were all important contributors to this sequential improvement. The acceleration in service revenue growth and the implementation of cost control policies over the last quarters underpinned the expansion of EBITDA.

  Our wireless postpaid base was up 5.1% year-on-year at the end of March, having added 632 thousand subs in the first quarter, while the prepaid base was down 3.3% after net disconnections of 1.4 million subs, mostly as a result of disconnections in the US under the SafeLink brand. Fixed-RGUs were up 1.8% year-on-year, with broadband accesses rising 6.4%. We finished the quarter with 363 million access lines.

  We registered a comprehensive financing income of 30.4 billion pesos in the quarter on the back of foreign exchange gains, mostly as a result of the Mexican peso appreciating vs. the dollar and the euro.

  With our operating profits rising 8.3% to 30.4 billion pesos, this comprehensive financing income helped us attain a net profit of 35.9 billion pesos in the period, up from 4.8 billion pesos a year before.

  Our capital expenditures in the quarter totaled 28.6 billion pesos and we invested an additional 3.7 billion pesos in the acquisition of Olo in Perú and Metronet in Croatia. Substantially all of these outlays were covered by our cash flow; the remainder financed by 2.0 billion pesos in net borrowings from the market.

  In peso terms, our net debt came down to 584 billion pesos from 630 billion in December mainly as a consequence of the appreciation of the Mexican peso vs. the dollar and the euro. Our leverage ratio remained practically unchanged from the prior quarter.

Relevant Events

On March 8th, 2017, we received a resolution issued by the Federal Telecommunications Institute (IFT) related to its “biennial” evaluation of the asymmetrical regulations imposed on March 2014 to Telcel and Telmex. Certain asymmetrical regulations were modified and new regulations were added as follows:

A) For mobile services, the main modifications have to do with wireless wholesale services and seek to ensure that any interested party can replicate Telcel’s commercial offers.

B) For fixed services, the main modifications have to do with the legal separation of Telmex access network and passive infrastructure into a legal entity that, although owned by AMX (directly or indirectly), will have certain degree of operational independence from AMX, including an independent Board and Management. This entity will provide wholesale services associated with local loop unbundling and shared accesses to passive infrastructure. The legal separation is subject to a proposal prepared by us and to be approved by IFT. Other new measures imposed on Telmex seek to ensure (a) economic replicability of Telmex’s plans and commercial offers and (b) changes to the cost model associated with the pricing of links (enlaces).

América Móvil Fundamentals (IFRS)
	1Q17	1Q16
Earnings per Share (Mex$) (1)	0.55	0.07
Earning per ADR (US$) (2)	0.53	0.08
EBITDA per Share (Mex$) (3)	1.09	0.94
EBITDA per ADR (US$)	1.06	1.04
Net Income (millions of Mex$)	35,855	4,798
Average Shares Outstanding (billion)	65.79	65.91
(1) Net Income / Average Shares Outstanding
(2) 20 shares per ADR
(3) EBITDA / Average Shares Outstanding

On April 5th, 2017, we announced that our shareholders approved the payment of a dividend of MXP$0.30 (thirty peso cents) per share, payable in cash; in series “L” shares of AMX; or a combination thereof, according to the election of each shareholder. The dividend, payable in two installments, was increased from MXP$0.28 (twenty eight peso cents) per share decreed the prior year. Shareholders also approved the allocation of an amount equal to three billion pesos to its share buy-back reserve for the April 2017 – April 2018 period.

América Móvil’s Subsidiaries as of March 2017
Country	Brand	Business	Equity Participation
Mexico	Telcel	wireless	100.0%
	Telmex	wireline	98.7%
	Sección Amarilla (1)	other	98.4%
	Telvista	other	89.4%
Argentina	Claro	wireless	100.0%
	Telmex	wireline	99.7%
Brazil	Claro	wireless/wireline	97.7%
Chile	Claro	wireless	100.0%
	Telmex(1)	wireline	100.0%
Colombia	Claro	wireless	99.4%
	Telmex	wireline	99.3%
Costa Rica	Claro	wireless	100.0%
Dominicana	Claro	wireless/wireline	100.0%
Ecuador	Claro (2)	wireless/wireline	100.0%
El Salvador	Claro	wireless/wireline	95.8%
Guatemala	Claro	wireless/wireline	99.3%
Honduras	Claro	wireless/wireline	100.0%
Nicaragua	Claro	wireless/wireline	99.6%
Panama	Claro	wireless/wireline	100.0%
Paraguay	Claro	wireless/wireline	100.0%
Peru	Claro	wireless/wireline	100.0%
Puerto Rico	Claro	wireless/wireline	100.0%
Uruguay	Claro	wireless/wireline	100.0%
USA	Tracfone	wireless	100.0%
Netherlands	KPN	wireless/wireline	21.1%
Austria	Telekom Austria	wireless/wireline	51.0%
(1) Equity Participation of Telmex Internacional of which América Móvil owns 97.87%.
(2) In November, 2016 we merged our Ecuadorian wireline operations into our wireless one.

Access Lines

We ended March with 362.7 million access lines, practically flat from a year before, -0.7%, as our wireless base declined 1.4%. Wireless subscribers account for 77% of the total.

In the postpaid wireless segment, we added 632 thousand new clients in the quarter. Brazil led the way with 205 thousand followed by Mexico with 177 thousand and Colombia with 87 thousand. Our postpaid subscriber base rose 5.1% over the year. In the prepaid segment, we registered net disconnections of 1.4 million subscribers, mainly as a result of clients in the U.S. failing to qualify for federal support under the SafeLink brand.

In the fixed-line platform we had 82.8 million fixed RGUs, 1.8% more than in the prior year. Broadband accesses were up 6.4% after connecting 258 thousand new accesses in the quarter, most of them in Central America, Colombia and Brazil. In voice lines and in DTH units—but not in other PayTV services—we registered net disconnections in the period.

Colombia was our fastest growing operation rising 9.1% over the year followed by Central America, which was up 8.0%.

Wireless Subscribers as of March 2017
	Total(1) (Thousands)
Country	Mar ’17	Dec ’16	Var.%	Mar ’16	Var.%
Argentina, Paraguay and Uruguay	23,848	23,749	0.4%	22,885	4.2%
Austria & CEE	20,622	20,708	-0.4%	20,530	0.4%
Brazil	60,237	60,171	0.1%	65,289	-7.7%
Central America	15,293	15,085	1.4%	15,584	-1.9%
Caribbean	5,508	5,453	1.0%	5,331	3.3%
Chile	6,710	6,628	1.2%	6,465	3.8%
Colombia	29,153	28,954	0.7%	28,340	2.9%
Ecuador	8,771	8,727	0.5%	8,665	1.2%
Mexico	72,942	72,953	0.0%	73,495	-0.8%
Peru	11,990	12,075	-0.7%	12,070	-0.7%
USA	24,745	26,070	-5.1%	25,211	-1.8%
Total Wireless Lines	279,818	280,572	-0.3%	283,865	-1.4%
(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

Fixed-Line and Other Accesses (RGUs) as of March 2017
	Total(1) (Thousands)
Country	Mar ’17	Dec ’16	Var.%	Mar ’16	Var.%
Argentina, Paraguay and Uruguay	632	618	2.3%	586	7.9%
Austria & CEE	5,920	5,900	0.3%	5,594	5.8%
Brazil	36,439	36,717	-0.8%	36,876	-1.2%
Central America	5,478	5,392	1.6%	5,071	8.0%
Caribbean	2,694	2,663	1.2%	2,553	5.5%
Chile	1,342	1,324	1.4%	1,250	7.4%
Colombia	6,472	6,304	2.7%	5,932	9.1%
Ecuador	358	352	1.6%	354	0.9%
Mexico	22,060	22,178	-0.5%	21,694	1.7%
Peru	1,445	1,468	-1.5%	1,434	0.8%
Total RGUs	82,840	82,915	-0.1%	81,345	1.8%
(1) Fixed Line, Broadband and Television (Cable & DTH).

América Móvil Consolidated Results

In the first quarter of 2017 economic activity remained sluggish in Brazil but appeared to be strengthening across the region. This included Mexico, that resumed its expansion after a rocky start of the year in the wake of the U.S. election as increased uncertainty about NAFTA´s prospects impacted consumer sentiment and pummeled the peso. By the end of the quarter retail sales were surging and the peso vs. the dollar had risen to its best level since the U.S. election: it was the top performing currency in the period.

First quarter revenues of 264 billion pesos were 18.5% higher than those of the year-earlier quarter, with EBITDA of 72 billion pesos rising 15.8% year-on-year.  The EBITDA margin, 27.1%, was nearly flat in the period, having declined 0.6 percentage points.

Consolidated service revenues continued their comeback led by Mexico and Colombia. At constant exchange rates they were up 3.1% year-on-year compared to 0.7% the prior quarter and -0.2% in the third quarter. Most regions experienced sequential improvements in service revenue growth.

Every single business line presented sequential improvements in the first quarter at constant exchange rates, most notably mobile data revenues, whose rate of growth shot up from 11.7% in the fourth quarter to 16.5%. Voice revenues recovered sequentially on both platforms, particularly on the fixed-one, although are still posting negative rates of growth.

As service-revenue growth accelerated, EBITDA continued to improve, with a significant swing from an 8.1% year-on-year decrease in the fourth quarter to an increase of 1.5% in the first quarter, the first increase in eight quarters. Mexico, Brazil, Colombia and Peru were all important contributors to this sequential improvement, with the latter experiencing an important turnaround and Mexico recovering rapidly.

Our operating profit rose 8.3% from the year-earlier quarter to 30.4 billion and, together with financial income in the amount of 30.4 billion pesos, helped us attain a net quarterly profit of 35.9 billion pesos. Financial income stemmed from foreign exchange gains of 37.1 billion pesos that resulted for the most part from the appreciation of the Mexican peso vs. both the dollar and the euro in the period. Our net profit was equivalent to 55 peso cents per share and 53 dollar cents per ADR.

Capital expenditures totaled 28.6 billion pesos in the quarter. We invested an additional 3.7 billion pesos in the acquisition of ownership interests in Olo, in Peru, and Metronet in Croacia, and effected share buybacks in the amount of 444 million pesos. Substantially all of these outlays were covered by our cash flow; the remainder financed by 2.0 billion pesos in net borrowings from the market.

Notwithstanding our net borrowings, in peso terms our net debt came down to 584 billion pesos from 630 billion in December as a consequence of the appreciation of the currency. As of March, our net debt to EBITDA (LTM) ratio was mostly unchanged relative to the previous quarter.

América Móvil’s Income Statement (IFRS) Millions of Mexican pesos
	1Q17	1Q16	Var.%
Service Revenues	231,276	194,303	19.0%
Equipment Revenues	32,881	28,682	14.6%
Total Revenues	264,157	222,985	18.5%
Cost of Service	87,796	72,445	21.2%
Cost of Equipment	40,111	36,057	11.2%
Selling, General & Administrative Expenses	63,030	51,167	23.2%
Others	1,717	1,581	8.6%
Total Costs and Expenses	192,654	161,251	19.5%
EBITDA	71,504	61,735	15.8%
% of Total Revenues	27.1%	27.7%
Depreciation & Amortization	41,140	33,692	22.1%
EBIT	30,363	28,042	8.3%
% of Total Revenues	11.5%	12.6%
Net Interest Expense	7,155	6,947	3.0%
Other Financial Expenses	-393	11,912	-103.3%
Foreign Exchange Loss	-37,129	1,839	n.m.
Comprehensive Financing Cost (Income)	-30,367	20,698	-246.7%
Income & Deferred Taxes	24,008	2,223	n.m.

Net Income before Minority
Interest and Equity Participation in Results	36,723	5,121	n.m.
of Affiliates

Equity Participation in Results of Affiliates	31	37	-17.3%
Minority Interest	-899	-360	-149.6%
Net Income	35,855	4,798	n.m.
n.m. Not meaningful

Balance Sheet (in accordance with IFRS) - América Móvil Consolidated Millions of Mexican Pesos
	Mar '17	Dec '16	Var.%		Mar '17	Dec '16	Var.%
Current Assets				Current Liabilities
Cash, Marketable
Securities & Other Short	62,215	78,076	-20.3%	Short Term Debt*	69,573	82,607	-15.8%
Term Ivestments
Accounts Receivable	188,918	206,684	-8.6%	Accounts Payable	262,426	321,881	-18.5%
Other Current Assets	27,526	20,279	35.7%	Other Current Liabilities	79,522	65,515	21.4%
Inventories	29,720	36,871	-19.4%		411,522	470,003	-12.4%
	308,379	341,909	-9.8%

Non Current Assets				Non Current Liabilities
Plant & Equipment	654,494	701,190	-6.7%	Long Term Debt	577,056	625,194	-7.7%
Investments in Affiliates	3,270	3,603	-9.3%	Other Liabilities	150,411	148,821	1.1%
					727,467	774,015	-6.0%
Deferred Assets
Goodwill (Net)	149,779	152,633	-1.9%
Intangible Assets	117,915	128,598	-8.3%	Shareholder's Equity	272,490	271,024	0.5%
Deferred Assets	177,643	187,109	-5.1%

Total Assets	1,411,479	1,515,042	-6.8%	Total Liabilities and Equity	1,411,479	1,515,042	-6.8%
*Includes current portion of Long Term Debt.

Financial Debt of América Móvil Millions
	Mar -17	Dec -16
Peso - denominated debt (MxP)	81,848	87,527
Bonds and other securities	72,537	72,416
Banks and others	9,311	15,111
U.S. Dollar - denominated debt (USD)	10,636	10,656
Bonds and other securities	9,936	9,936
Banks and others	700	720
Euro Denominated Debt (Euros)	13,522	13,867
Bonds and other securities	13,335	13,845
Banks and others	187	23
Debt denominated in other currencies (U.S dollars equivalent)	4,987	4,680
Bonds and other securities	4,585	4,506
Banks and others	402	173
Total Debt* (U.S dollars equivalent)	34,378	34,142
Cash, Marketable Securities and Short Term Financial
Investments (U.S dollars equivalent)	3,308	3,766
Net Debt** (U.S dollars equivalent)	31,071	30,375
*Includes the full face value of our hybrid bonds.
**Does not include the net value of our derivatives position.

Mexico

In Mexico we gained 177 thousand postpaid subscribers in the first quarter and disconnected 188 thousand prepaid ones to end the quarter with 72.9 million, with our overall subscriber base almost unchanged relative to last December. On the fixed-line platform we ended the quarter with 22.1 million RGUs, 1.7% more than a year before, as new broadband subscribers, 398 thousand since the first quarter of 2016, more than compensated for a 31 thousand reduction in fixed-voice clients.

Revenues totaled 63.4 billion pesos in the quarter and were 2.1% lower than in the year-earlier quarter. Service revenues continued their recovery posting a 3.6% year-on-year decline in the quarter that compares to a 7.5% reduction in the fourth quarter and a 10.2% one in the third quarter. The recovery was driven by faster data-services revenue growth, particularly in mobile, with revenues that accelerated from a 5.2% year-on-year increase in the fourth quarter to a 15.9% pace in the first one. Fixed-data services revenues also rose, as they went from a 0.2% decrease to a 3.6% increase in the same period.

Importantly, mobile ARPUs have come back from 127 in the second quarter of 2016 to 129 pesos. In terms of their annual rate of change, they went from -17.7% in the second quarter of 2016 to -2.3% in the first quarter of the year. Part of the ARPU improvement lies in the shift towards more postpaid subscribers, with our postpaid base increasing 6.7% while our prepaid base fell 2.1%. But the ARPU improvement owes a lot to changes in the commercial offerings that have reduced the life span of prepaid cards of different denominations and also enabled us to extract more revenues from data services.

EBITDA came in at 20.2 billion pesos. In relative terms it showed an even more marked recovery than did service revenues: Whereas in the first quarter EBITDA was still down 12.6% year-on-year, it had been down 23.6% in the prior quarter and 24.6% in the third quarter. Revenue growth helped the recovery but so did a number of cost reduction measures that have been implemented over the last several months.

INCOME STATEMENT (IFRS) - Mexico Millions of MxP
	1Q17	1Q16	Var.%
Total Revenues	63,439	64,816	-2.1%
Total Service Revenues	49,349	51,205	-3.6%
Wireless Revenues	40,591	41,661	-2.6%
Service Revenues	28,342	29,300	-3.3%
Equipment Revenues	12,043	11,618	3.7%
Fixed Line and Other Revenues	24,787	24,833	-0.2%
EBITDA	20,235	23,143	-12.6%
% total revenues	31.9%	35.7%
EBIT	12,936	16,671	-22.4%
%	20.4%	25.7%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Mexico Operating Data (IFRS)
	1Q17	1Q16	Var.%
Wireless Subscribers (thousands)	72,942	73,495	-0.8%
Postpaid	12,192	11,431	6.7%
Prepaid	60,750	62,064	-2.1%
MOU	469	319	46.8%
ARPU (MxP)	129	132	-2.3%
Churn (%)	4.2%	4.1%	0.1
Revenue Generating Units (RGUs) *	22,060	21,694	1.7%
Fixed Lines	12,820	12,851	-0.2%
Broadband	9,240	8,842	4.5%
* Fixed Line and Broadband.

Argentina, Paraguay and Uruguay

Altogether, our operations in the Argentinean block finished March with 23.8 million wireless subscribers, 4.2% more than a year before, after net additions of 99 thousand subscribers in the first quarter. On the fixed-line platform RGUs increased 7.9% to 632 thousand.

Revenues totaled nearly 11 billion Argentinean pesos; they were up 20.9% year-on-year with service revenues expanding 28.7%. Mobile data revenues increased 57.9% as mobile voice revenues fell 5.4%. On the fixed-line platform, service revenues increased 26.0%; with fixed-data revenues decelerating from the prior quarter. Fixed service revenues only represent 7% of the total.

EBITDA was up 20.1% year-on-year to 3.9 billion Argentinean pesos, recovering from a relative dip the prior quarter; it was equivalent to 35.7% of revenues.

INCOME STATEMENT (IFRS) - Argentina, Paraguay & Uruguay Millions of ARP
	1Q17	1Q16	Var.%
Total Revenues	10,986	9,088	20.9%
Total Service Revenues	9,018	7,007	28.7%
Wireless Revenues	10,294	8,533	20.6%
Service Revenues	8,313	6,448	28.9%
Equipment Revenues	1,969	2,081	-5.4%
Fixed Line and Other Revenues	769	610	26.0%
EBITDA	3,922	3,265	20.1%
% total revenues	35.7%	35.9%
EBIT	3,032	2,584	17.3%
%	27.6%	28.4%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Argentina, Paraguay & Uruguay Operating Data (IFRS)
	1Q17	1Q16	Var.%
Wireless Subscribers (thousands)	23,848	22,885	4.2%
Postpaid	2,468	2,557	-3.5%
Prepaid	21,380	20,328	5.2%
MOU	87	97	-10.1%
ARPU (ARP)	116	94	23.9%
Churn (%)	2.0%	2.2%	(0.2)
Revenue Generating Units (RGUs) *	632	586	7.9%
* Fixed Line, Broadband and Television.

Brazil

Our postpaid base continued to grow in Brazil as we added 205 thousand subs in the quarter, while we continued to disconnect prepaid clients. Hence, our postpaid base was up 9.8% year-on-year while our prepaid base was down 13.8% at the end of March.  Fixed-RGUs totaled 36.4 million after net disconnections of 278 thousand units in the quarter from voice and entry-level (DTH) PayTV services.

First quarter revenues of 8.9 billion reais were slightly lower than in the year-earlier quarter because of a decline in equipment revenues, but service revenues were up 0.8%, which compared to the 2.2% decline posted the previous quarter. There were important sequential improvements in mobile revenues, with mobile data revenues switching from -1.7% in the fourth quarter to +9.7% in the first, and mobile voice revenues slowing their rate of decline from 14.1% to 8.7%. On the fixed-platform there was a sequential improvement in voice but slight deceleration in data revenues. PayTV revenue growth continued at an even pace, of 2.4%.

Buoyed by the sequential improvement in service revenues, EBITDA rose 5.0% over the prior year—having declined 2.4% in the fourth quarter—to reach 2.5 billion reais helped along by cost reductions associated to technical areas of the business. The EBITDA margin expanded 1.5 percentage points to 27.8%.

INCOME STATEMENT (IFRS) - Brazil Millions of BrL
	1Q17	1Q16	Var.%
Total Revenues	8,905	8,954	-0.5%
Total Service Revenues	8,769	8,703	0.8%
Wireless Revenues	2,885	3,006	-4.0%
Service Revenues	2,747	2,757	-0.4%
Equipment Revenues	136	249	-45.5%
Fixed Line and Other Revenues	6,020	5,948	1.2%
EBITDA	2,475	2,357	5.0%
% total revenues	27.8%	26.3%
EBIT	280	147	90.9%
%	3.1%	1.6%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Brazil Operating Data (IFRS)
	1Q17	1Q16	Var.%
Wireless Subscribers (thousands)	60,237	65,289	-7.7%
Postpaid	18,515	16,869	9.8%
Prepaid	41,722	48,420	-13.8%
MOU	85	95	-10.6%
ARPU (BrL)	15	14	8.3%
Churn (%)	3.4%	3.6%	(0.2)
Revenue Generating Units (RGUs) *	36,439	36,876	-1.2%
* Fixed Line, Broadband and Television.

Chile

We added 82 thousand wireless subscribers in the first quarter bringing the total base to 6.7 million by the end of March, 3.8% above last year; our postpaid subscriber base was up 15.4%. In addition, we had 1.3 million fixed-RGUs, 7.4% more than a year before as broadband accesses shot up 18.3%.

Revenues of 201 billion Chilean pesos were 11.1% higher than a year before, with service revenues increasing 7.9%, their best performance in six quarters, on the back of data-services revenues that expanded 17.7% on the fixed platform and 16.5% on the mobile one.

EBITDA growth continued to accelerate following the trend it has shown over the last several quarters, doubling in the first quarter relative to the year before to 26.9 billion Chilean pesos. It was equivalent to 13.4% of revenues, 6.0 percentage points more than the prior year.

INCOME STATEMENT (IFRS) - Chile Millions of ChPL
	1Q17	1Q16	Var.%
Total Revenues	200,689	180,706	11.1%
Total Service Revenues	179,180	166,022	7.9%
Wireless Revenues	131,772	118,218	11.5%
Service Revenues	110,378	102,860	7.3%
Equipment Revenues	21,509	14,684	46.5%
Fixed Line and Other Revenues	75,112	68,048	10.4%
EBITDA	26,858	13,273	102.3%
% total revenues	13.4%	7.3%
EBIT	-26,904	-39,505	31.9%
%	-13.4%	-21.9%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Chile Operating Data (IFRS)
	1Q17	1Q16	Var.%
Wireless Subscribers (thousands)	6,710	6,465	3.8%
Postpaid	1,672	1,449	15.4%
Prepaid	5,038	5,016	0.4%
MOU	139	138	0.7%
ARPU (ChP)	5,650	5,465	3.4%
Churn (%)	5.3%	5.2%	0.1
Revenue Generating Units (RGUs) *	1,342	1,250	7.4%
* Fixed Line, Broadband and Television.

Colombia

We finished March with 29.2 million wireless subscriber after adding 199 thousand in the quarter, 87 thousand of them contract clients. The postpaid base rose 8.8% year-on-year to 6.5 million. On the fixed-line platform we had 6.5 million RGUs, 9.1% more than a year before, with landlines and broadband accesses growing 12.7% and 11.1%, respectively, and PayTV units increasing 4.7%.

The quarter’s revenues of 2.8 trillion Colombian pesos were up 1.9% over the prior year. After five quarters of steady sequential improvements —albeit still with negative rates of growth— Claro posted its first year-on-year increase in service revenues in several quarters, 2.1%. The latter was mostly driven by data-revenue growth: 19.7% on the mobile platform and 11.8% on the fixed one.

EBITDA reached 1.1 trillion Colombian pesos. As with service revenues, Claro’s EBITDA had shown a clear improving trend over various quarters and posted a 12.0% increase relative to the year-earlier quarter, which compares to a 12.7% decline posted then. The improvement in EBITDA results partly from overall cost control policies, but owes more to the recovery in service revenue growth. The EBITDA margin stood at 39.7% of revenues; it was up 3.6 percentage points in a year.

INCOME STATEMENT (IFRS) - Colombia Billions of COP
	1Q17	1Q16	Var.%
Total Revenues	2,761	2,711	1.9%
Total Service Revenues	2,261	2,215	2.1%
Wireless Revenues	2,012	2,015	-0.1%
Service Revenues	1,507	1,502	0.3%
Equipment Revenues	495	489	1.2%
Fixed Line and Other Revenues	813	717	13.4%
EBITDA	1,096	979	12.0%
% total revenues	39.7%	36.1%
EBIT	632	545	15.9%
%	22.9%	20.1%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Colombia Operating Data (IFRS)
	1Q17	1Q16	Var.%
Wireless Subscribers* (thousands)	29,153	28,340	2.9%
Postpaid	6,459	5,938	8.8%
Prepaid	22,694	22,401	1.3%
MOU	196	204	-3.7%
ARPU (COP)	17,195	17,248	-0.3%
Churn (%)	4.1%	4.7%	(0.6)
Revenue Generating Units (RGUs)**	6,472	5,932	9.1%
*Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).** Fixed Line, Broadband and Television.
**Fixed Line, Broadband and Television.

Ecuador

After net gains of 44 thousand wireless subs in the quarter our wireless subscriber base reached 8.8 million, 1.2% more than a year before. We also had 358 thousand fixed-RGUs.

Revenues were down 8.7% to 334 million dollars. Service revenues fell 10.9% year-on-year, a sequential improvement from the 14.1% decline posted the prior quarter, as mobile data revenues recovered from a rate of decline of 13.5% in the fourth quarter to one of 7.2% in the first one. There are several factors behind the annual contraction of service revenues including the introduction of new consumption taxes from the second quarter of 2016 and a 75% reduction in the mobile termination rate in the fourth quarter. Additionally, we continue to operate in a very competitive environment, with prices down by 36% on average.

First quarter EBITDA totaled 126 million dollars or 37.9% of revenues. The period’s figures reflect a provision for certain payments related to the concession that have been under dispute. In absence of this provision, the EBITDA margin would have been 39.5%.

INCOME STATEMENT (IFRS) - Ecuador Millions of Dollars
	1Q17	1Q16	Var.%
Total Revenues	334	365	-8.7%
Total Service Revenues	284	319	-10.9%
Wireless Revenues	314	347	-9.5%
Service Revenues	265	301	-11.9%
Equipment Revenues	48	46	5.9%
Fixed Line and Other Revenues	20	19	6.9%
EBITDA	126	153	-17.2%
% total revenues	37.9%	41.8%
EBIT	75	101	-25.9%
%	22.4%	27.6%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.
We merged the fixed and mobile companies in 4Q16, 1Q16 figures were adjusted for comparison purposes.

Ecuador Operating Data (IFRS)
	1Q17	1Q16	Var.%
Wireless Subscribers (thousands)	8,771	8,665	1.2%
Postpaid	2,451	2,621	-6.5%
Prepaid	6,320	6,044	4.6%
MOU	269	208	29.0%
ARPU (US$)	10	12	-14.3%
Churn (%)	3.4%	3.7%	(0.3)
Revenue Generating Units (RGUs) *	358	354	0.9%
* Fixed Line, Broadband and Television.

Peru

Our wireless subscriber base ended March with nearly 12 million subs following the disconnection of 85 thousand clients in the quarter. On the fixed-line platform we had 1.4 million fixed RGUs, roughly flat from a year before.

Revenues of 1.3 billion soles were up 5.7% year-on-year, as service revenues increased 3.4%, the best showing in six quarters. Mobile data revenues increased 34.1% while voice revenues were down 16.1%, as the average price per minute of voice declined 37%. MOUs were up to 200 per month from 150 a year before. Fixed line revenues—16% of the total— were 1.9% higher than last year on the back of data that was up 5.1%.

The strong expansion of mobile data revenues was made possible by Claro having done away with the spectrum limitation that had restricted its offerings over several quarters. The acquisition of new spectrum in an auction last year and the acquisition of OLO, an entity in Peru that owned additional spectrum, have allowed us a fuller utilization of our mobile network.

Helped along by the expansion of revenues, EBITDA reached an inflection point: at 278 million soles, it was up 8.8% over the prior year, the first annual increase in several quarters. The margin was equivalent to 20.7% of revenues.

At the end of March Peru suffered the worst floods in decades. Unusually heavy rains brought about by El Niño conditions drenched the northern territories of Peru. We were able to reinstate telecommunication services in the damaged areas in a timely manner; yet, our quarterly results partly reflect the impact of these unfortunate events.

INCOME STATEMENT (IFRS) - Peru Millions of Soles
	1Q17	1Q16	Var.%
Total Revenues	1,344	1,272	5.7%
Total Service Revenues	1,165	1,127	3.4%
Wireless Revenues	1,131	1,064	6.4%
Service Revenues	941	913	3.1%
Equipment Revenues	178	143	24.1%
Fixed Line and Other Revenues	213	208	1.9%
EBITDA	278	255	8.8%
% total revenues	20.7%	20.1%
EBIT	97	90	6.8%
%	7.2%	7.1%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Peru Operating Data (IFRS)
	1Q17	1Q16	Var.%
Wireless Subscribers (thousands)	11,990	12,070	-0.7%
Postpaid	4,092	4,107	-0.4%
Prepaid	7,898	7,963	-0.8%
MOU	200	150	33.1%
ARPU (Sol)	26	25	3.3%
Churn (%)	5.8%	5.1%	0.7
Revenue Generating Units (RGUs) *	1,445	1,434	0.8%
* Fixed Line, Broadband and Television

Central America

All in, on the fixed-line platform RGUs expanded 8.0% in annual terms to reach 5.5 million; growth was driven by broadband accesses, up 16.6% year-on-year. On the mobile front we ended March with 15.3 million subs after adding 207 thousand new clients in the first quarter.

Revenues rose 3.0% year-over-year to 568 million dollars, with service revenues increasing 1.2%. The trend of deceleration of service revenues continued on the back of the deceleration of mobile data revenues, particularly in Guatemala on account of pricing.

EBITDA was up 1.9% annually to 195 million dollars with an EBITDA margin that stood at 34.3% of revenues.

INCOME STATEMENT (IFRS) - Central America Millions of Dollars
	1Q17	1Q16	Var.%
Total Revenues	568	551	3.0%
Total Service Revenues	524	518	1.2%
Wireless Revenues	380	374	1.6%
Service Revenues	342	340	0.6%
Equipment Revenues	37	33	11.6%
Fixed Line and Other Revenues	192	181	6.0%
EBITDA	195	191	1.9%
% total revenues	34.3%	34.7%
EBIT	64	56	14.6%
%	11.2%	10.1%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Central America Operating Data (IFRS)
	1Q17	1Q16	Var.%
Wireless Subscribers (thousands)	15,293	15,584	-1.9%
Postpaid	2,282	2,261	1.0%
Prepaid	13,011	13,323	-2.3%
MOU	140	173	-19.2%
ARPU (US$)	8	7	1.7%
Churn (%)	6.2%	6.4%	(0.1)
Revenue Generating Units (RGUs) *	5,478	5,071	8.0%
* Fixed Line, Broadband and Television.

Caribbean

Our operations in the Caribbean had a total of 5.5 million wireless subscribers, 3.3% more than a year before, with the postpaid base increasing 5.8%. Fixed-RGUs increased 5.5% to 2.7 million.

The quarter’s revenues, 478 million dollars, declined 1.1% relative to the prior year as a result of a contraction in voice revenues in the Dominican Republic. Service revenues in Puerto Rico showed signs of improvement, but failed to compensate for the said effect.

EBITDA of 156 million dollars expanded 5.5% relative to the year-earlier quarter and the EBITDA margin was 32.5% up from 30.5% the year before. Growth comes from Puerto Rico where we have seen consistent improvements over the last five quarters.

INCOME STATEMENT (IFRS) - Caribbean Millions of Dollars
	1Q17	1Q16	Var.%
Total Revenues	478	484	-1.1%
Total Service Revenues	421	433	-2.7%
Wireless Revenues	270	272	-0.7%
Service Revenues	218	226	-3.2%
Equipment Revenues	52	47	11.2%
Fixed Line and Other Revenues	208	212	-1.5%
EBITDA	156	147	5.5%
% total revenues	32.5%	30.5%
EBIT	90	68	32.8%
%	18.8%	14.0%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues. 1Q16 figures have been adjusted to incorporate accounting changes in equipment revenues in Puerto Rico.

Caribbean Operating Data (IFRS)
	1Q17	1Q16	Var.%
Wireless Subscribers (thousands)	5,508	5,331	3.3%
Postpaid	1,811	1,712	5.8%
Prepaid	3,697	3,620	2.1%
MOU	262	280	-6.4%
ARPU (US$)	13	14	-6.5%
Churn (%)	3.6%	3.6%	0.0
Revenue Generating Units (RGUs) *	2,694	2,553	5.5%
* Fixed Line, Broadband and Television.

United States

We ended the quarter with 24.7 million subscribers after net disconnections of 1.3 million, most of them clients from our SafeLink brand that failed to certify they were still eligible for the program under U.S. federal rules.

First quarter revenues, just shy of two billion dollars, exceeded by 13.1% those obtained a year before, with equipment revenues rising 22.0% and service revenues growing 12.0%. EBITDA came in at 211 million dollars and was up 30.4% from the year-earlier quarter, with an EBITDA margin of 10.6% of revenues, 1.4 percentage points more than a year before.

The annual comparison of our financials is affected by the acquisition of T-Mobile’s Walmart Family Plan in the third quarter of 2016. Adjusting for this, revenue growth would have been 3.8% year-on-year and EBITDA would have risen 24.6%.

INCOME STATEMENT (IFRS) - United States Millions of Dollars
	1Q17	1Q16	Var.%
Total Revenues	1,985	1,755	13.1%
Service Revenues	1,753	1,565	12.0%
Equipment Revenues	231	190	22.0%
EBITDA	211	162	30.4%
% total revenues	10.6%	9.2%
EBIT	195	150	29.8%
%	9.8%	8.6%

United States Operating Data (IFRS)
	1Q17	1Q16	Var.%
Wireless Subscribers (thousands)	24,745	25,211	-1.8%
MOU	519	501	3.5%
ARPU (US$)	23	21	11.2%
Churn (%)	5.4%	4.3%	1.0

Telekom Austria Group

Our European operations ended March with 20.6 million wireless subscribers, 0.4% more than a year before, as the increase in postpaid subscribers more than offset the losses of the prepaid segment. Fixed-RGUs were up 5.8% year-on-year following acquisitions in Belarus and Croatia; organically, RGUs would have (risen) 4.5%.

Group revenues were up 4.9% year-over-year to 1.1 billion euros. The annual comparison is affected by a) the acquisition of Metronet in Croatia that has been consolidated as of Febrary 1st and the acquisition of Atlant Telecom in Belarus consolidated as of December 1st; b) extraordinary items booked in Austria. Correcting for these, revenue growth would have increased 2.7%.

Strong service revenue performance in Belarus, Croatia and Slovenia more than compensated for the elimination of international roaming tariffs within the E.U. Such move had a substantial impact in Austria given the strong inflow of tourists to visiting from other countries in the E.U.; yet, service revenues rose 0.7% over the year (excluding one-offs). On a group level, service revenues grew 2.2%, organically, buoyed by data services up 10% on both platforms.

First quarter EBITDA declined 1.5% relative to the prior year—proforma and stripping out extraordinary items—due to an increase in high-value subscriber retention costs and equipment costs; reported EBITDA was up 1.5%. The EBITDA margin stood at 32.1% of revenues.

INCOME STATEMENT (IFRS) - Telekom Austria Group Millions of Euros
	1Q17	1Q16	Var.%
Total Revenues	1,059	1,009	4.9%
Total Service Revenues	956	914	4.7%
Wireless Revenues	644	629	2.4%
Service Revenues	524	520	0.8%
Equipment Revenues	97	90	7.5%
Fixed Line and Other Revenues	415	381	9.0%
EBITDA	340	334	1.5%
% total revenues	32.1%	33.1%
EBIT	126	117	7.9%
%	11.9%	11.6%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues. For further detail please visit www.telekomaustria.com/en/investor-relations

Telekom Austria Group Operating Data (IFRS)
	1Q17	1Q16	Var.%
Wireless Subscribers (thousands)	20,622	20,530	0.4%
Postpaid	15,074	14,804	1.8%
Prepaid	5,547	5,726	-3.1%
MOU	302	298	1.3%
ARPU (Euros)	9	10	-10.4%
Churn (%)	2.0%	2.0%	(0.0)
Revenue Generating Units (RGUs) *	5,920	5,594	5.8%
*Fixed Line, Broadband and Television.

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM	Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Equity subscribers	Subscribers weighted by the economic interest held in each company.

Gross additions	Total number of subscribers acquired during the period.

Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.

LTE	Long-term evolution is a 4th generation standard for wireless communication of high-speed data for mobile phones and data terminals.

Market share	A company’s subscriber base divided by the total number of subscribers in that country.

MOU	Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt / EBITDA	The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid	Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

SMS	Short Message Service.

SAC	Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates Local Currency Units per USD
	1Q17	1Q16	Var.%
Mexico
EoP	18.81	17.40	8.1%
Average	20.42	18.04	13.2%
Brazil
EoP	3.17	3.56	-11.0%
Average	3.14	3.90	-19.4%
Argentina
EoP	15.39	14.70	4.7%
Average	15.67	14.45	8.4%
Chile
EoP	664	670	-0.9%
Average	655	702	-6.6%
Colombia
EoP	2,880	3,022	-4.7%
Average	2,922	3,255	-10.2%
Guatemala
EoP	7.34	7.71	-4.8%
Average	7.43	7.68	-3.2%
Honduras
EoP	23.66	22.79	3.8%
Average	23.73	22.71	4.5%
Nicaragua
EoP	29.68	28.27	5.0%
Average	29.50	28.10	5.0%
Costa Rica
EoP	567	542	4.6%
Average	565	543	4.1%
Peru
EoP	3.25	3.33	-2.4%
Average	3.29	3.45	-4.7%
Paraguay
EoP	5,638	5,629	0.2%
Average	5,653	5,796	-2.5%
Uruguay
EoP	28.54	31.74	-10.1%
Average	28.51	31.54	-9.6%
Dominican Republic
EoP	47.37	45.84	3.3%
Average	47.08	45.74	2.9%
Austria & CEE
EoP	0.94	0.88	6.8%
Average	0.94	0.91	3.6%

Exchange Rates Local Currency Units per MxP
	1Q17	1Q16	Var.%
USA
EoP	0.05	0.06	-7.5%
Average	0.05	0.06	-11.6%
Brazil
EoP	0.17	0.20	-17.6%
Average	0.15	0.22	-28.7%
Argentina
EoP	0.82	0.84	-3.1%
Average	0.77	0.80	-4.2%
Chile
EoP	35.3	38.5	-8.3%
Average	32.1	38.9	-17.5%
Colombia
EoP	153	174	-11.8%
Average	143	180	-20.7%
Guatemala
EoP	0.39	0.44	-11.9%
Average	0.36	0.43	-14.4%
Honduras
EoP	1.26	1.31	-4.0%
Average	1.16	1.26	-7.7%
Nicaragua
EoP	1.58	1.62	-2.9%
Average	1.44	1.56	-7.2%
Costa Rica
EoP	30.16	31.16	-3.2%
Average	27.66	30.07	-8.0%
Peru
EoP	0.17	0.19	-9.7%
Average	0.16	0.19	-15.8%
Paraguay
EoP	300	323	-7.3%
Average	277	321	-13.8%
Uruguay
EoP	1.52	1.82	-16.8%
Average	1.40	1.75	-20.1%
Dominican Republic
EoP	2.52	2.63	-4.4%
Average	2.31	2.54	-9.1%

For further information please visit our website at: www.americamovil.com

América Móvil, S.A.B. de C.V. (the “Company”) quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 27, 2017

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos José García Moreno Elizondo

Name: Title:	Carlos José García Moreno Elizondo Attorney-in-fact